Oncorus, Inc.

50 Hampshire Street, Suite 401

Cambridge, Massachusetts 02139

November 10, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jordan Nimitz

Re:    Oncorus, Inc.

Registration Statement on Form S-3 (File No. 333-260718)

Request for Acceleration of Effective Date

Ladies & Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-260718) (the “Registration Statement”), to become effective on November 12, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Marc Recht of Cooley LLP, counsel to the Registrant, at (617) 937-2316, or in his absence, Courtney T. Thorne at (617) 937-2318.

Very truly yours,

Oncorus, Inc.

By:	/s/ Ted Ashburn
Theodore (Ted) Ashburn, M.D., Ph.D.
President and Chief Executive Officer

cc:

John McCabe, Oncorus, Inc.

Brian Shea, Oncorus, Inc.

Marc Recht, Cooley LLP

Brian Leaf, Cooley LLP

Daniel Goldberg, Cooley LLP

Courtney Thorne, Cooley LLP